Exhibit 12.1

(all amounts in thousands)	2011	2012	2013	2014	2015	1Q 2016
Pre-tax income before minority interest and equity in earnings of partnership	20,991	41,792	39,239	(10,696)	29,227	14,288
Fixed Charges (Interest Expense)	33,831	37,067	(36,190)	49,881	51,512	11,975
Amortization of Capitalized Interest	423	482	556	641	754	215
Less:
Capitalized Interest	(624)	(1,136)	(1,096)	(1,437)	(1,944)	(324)

Earnings (Consolidated Cash Flow)	54,621	78,205	2,510	38,389	79,549	26,155

Fixed Charges Interest Expense (includes any debt amortization)	26,781	30,665	(42,495)	42,203	43,292	10,112
Capitalized Interest	624	1,136	1,096	1,437	1,944	324
Estimated interest element of rentals	6,426	5,266	5,209	6,241	6,276	1,539

Total Fixed Charges	33,831	37,067	(36,190)	49,881	51,512	11,975

Ratio of Earnings to Fixed Charges	1.61	2.11	(0.07)	0.77	1.54	2.18

* Calculated as one-third of rentals, which is considered a reasonable approximation of interest factor

Estimated interest element of rentals
Rent Expense for Operating Leases	19,280	15,801	15,629	18,724	18,831	4,618

	33.33%	33.33%	33.33%	33.33%	33.33%	33.33%

Estimated interest element of rentals	6,426	5,266	5,209	6,241	6,276	1,539

Pre-tax income from continuing operations before income or loss from equity investees:
Pre tax Income from continuing operations	16,239	40,679	(13,809)	(5,230)	38,213	15,965
Less: Equity in earnings (loss) from unconsolidated entities	(4,752)	(1,113)	(53,048)	5,466	8,986	1,677

	20,991	41,792	39,239	(10,696)	29,227	14,288